Exhibit 99.6

MAVERIX METALS ANNOUNCES APPLICATION TO LIST ON THE NYSE AMERICAN AND

CONDITIONAL APPROVAL OF GRADUATION TO THE TORONTO STOCK EXCHANGE

May 22, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce that it has applied to list its common shares on the NYSE American, LLC (“NYSE American”) and that it intends to graduate to the facilities of the Toronto Stock Exchange (“TSX”).

In advance of listing on the NYSE American, Maverix will file a Form 40-F Registration Statement with the United States Securities and Exchange Commission. The listing of Maverix’s common shares on the NYSE American remains subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements.

In conjunction with the listing on the NYSE American, Maverix will graduate to the TSX. Maverix has received conditional approval to have its common shares listed on the TSX.

Maverix’s common shares would trade on the NYSE American and the TSX under the ticker symbol “MMX”. A trading date for each exchange will be announced once all regulatory requirements are satisfied.

Dan O’Flaherty, Maverix’s President and CEO, commented, “Our anticipated listings on the NYSE American and the TSX represent meaningful milestones in the growth of the Company. These listings will expose Maverix to a much broader array of institutional and retail investors as we continue to enhance our portfolio of precious metals royalties and streams.”

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:                          info@maverixmetals.com

Website:               www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX- V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company successfully listing on the NYSE American and graduating to the TSX. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.